Exhibit 99.2

Stellantis Implements Asset-light Approach to Grow Jeep® Brand in China and Negotiates Termination of Local Joint Venture with GAC Group

•Stellantis will focus on supporting Jeep® customers in China via electrified line-up of imported Jeep vehicles and experienced Chinese dealers

•Lack of progress in the previously announced plan for Stellantis to take a majority share in their joint venture led GAC Group and Stellantis to initiate discussions to terminate the joint venture that produces and distributes Jeep products in China

•Stellantis and GAC will proceed to an orderly termination of local Jeep production, while Stellantis will recognize a non-cash impairment charge of approximately €297 million in first half 2022 results

AMSTERDAM, July 18, 2022 - Due to a lack of progress in the previously announced plan for Stellantis to take a majority share of the GAC-Stellantis joint venture, Stellantis N.V. today announced its plan to focus on distributing imported vehicles for the Jeep® brand in China to leverage the potential of the brand and its iconic products through an asset-light approach.

Stellantis intends to cooperate with GAC Group in an orderly termination of the joint venture formed in March 2010, which has been loss-making in recent years, and will recognize a non-cash impairment charge of approximately €297 million in its first half 2022 results.

The Jeep brand will continue to strengthen its product offering in China with an enhanced electrified line-up of imported vehicles meant to exceed Chinese customer expectations.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Chao WANG - chao.wang1@stellantis.com
communications@stellantis.com
www.stellantis.com